EXHIBIT 99.1

Auryn Trenches 99 meters of 0.46% Copper Equivalent and Samples up to 193g/t Gold in High-Grade Structures at Sombrero

VANCOUVER, British Columbia, June 19, 2018 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX:AUG) (NYSE American:AUG) (“Auryn” or the “Company) is pleased to announce encouraging, new surface results from the Sombrero gold-copper project in southern Peru. Highlights from these results include trenches with 99 meters of 0.46% copper equivalent and 105 meters of 0.3% copper equivalent, where mineralization remains open, and several high-grade gold structures, which sampled up to 193 g/t gold.

A Message from Auryn’s Executive Chairman and Director:

Ivan Bebek stated, “These are the type of results we anticipated from our Sombrero project and we have only just scratched the surface. These initial results confirm the potential scale and strength of the mineralized system at Sombrero.”

Mr. Bebek further stated, “Between our plans for drilling this summer at Committee Bay in Nunavut and our work at Sombrero, it is going to be an exciting year for Auryn Shareholders. We are expecting surface results out of Peru throughout the year and we are aiming to commence our first Sombrero drill program in Q4.”

Trench Results:

Broad zones of oxide copper and gold mineralization (endo-skarn) have been encountered within a diorite-monzondiorite intrusive complex. This is peripheral to the main exo-skarn target areas between the intrusive body and the Ferrobamba limestone sequence (Figure 1).  The exo-skarn target area is interpreted to be between 500 – 1000 meters from the mineralized trenches.  Importantly, the endo-skarn mineralization has been encountered over an approximate width of one kilometer, demonstrating the potential size of the mineralized system at Sombrero.

Trench highlights are presented below in Table 1.  It is important to note that the mineralization remains open in trench 18SRT-09 to the east and in trench 18SRT-08 to the south. Auryn is currently conducting induced polarization (IP) and magnetic geophysical surveys to identify buried sulphide bodies along the contact between the intrusives and limestones.

Table 1: Trench Results

Sombrero Trench 2018 – Copper and Gold Significant Intercepts
Trench	From (m)	To (m)	Interval (m)	Cu (%)	Au (g/t)	CuEQ (%)
18SRT-04*	79	84	5	0.01	0.28	0.17
18SRT-05*	117	122	5	0.01	0.50	0.29
	132	137	5	0.02	1.47	0.86
18SRT-06*	61	66	5	0.03	0.99	0.60
	83	88	5	0.02	0.33	0.21
	93	98	5	0.03	1.39	0.83
18SRT-07**	176	181	5	0.10	0.08	0.15
	197	210	13	0.11	0.01	0.12
*	259	267	8	0.01	0.37	0.23
**	306	316	10	0.13	0.02	0.14
18SRT-08**	13	73	60	0.22	0.12	0.29
	135	234	99	0.40	0.10	0.46
18SRT-09**	14	119	105	0.23	0.13	0.3
	124	133	9	0.20	0.21	0.32
	173	180	7	0.18	0.25	0.32
	186	191	5	0.13	0.03	0.15
	305	312	7	0.13	0.54	0.44
*  No less than 5m of >= 0.1 g/t Au, maximum dilution 5m
** No less than 5m of >= 0.1% Cu, maximum dilution 5m
Metal price used for Eq calculations: Au $1300/oz and Cu $3.28/lb, no adjustments for metallurgical recoveries have been made.

Rock Sampling:

High-grade gold mineralization has been encountered in several discrete structures approximately 1 – 3 meters in width across a 400 meter by 1.5 kilometer long corridor. These samples were taken within the same endo-skarn intrusive body as our trenches with assays up to 193g/t gold (Figure 1).  The structures sampled extend up to 1.5 kilometers north of the mineralized trenches and demonstrate a strong component of gold mineralization within the larger mineralized skarn complex.  In addition, isolated gold-bearing jasperoid veins were sampled within the Ferrobamba limestone and returned assays up to 7.75g/t gold. This indicates the potential for an exo-skarn body at depth along the contact zone with the intrusive complex (Figure 1).  A summary of 2018 rock samples are presented below in Table 2.

Table 2: Highlights of Rock Samples

Sombrero Rock 2018 Highlights
Sample ID	Au (g/t)	Cu (ppm)
W645062	193	1060
W645064	15.05	865
W645065	11.05	205
W645014	7.75	1010
W645026	4.79	1240
W645025	3.8	1410
W645056	3.09	720
W645023	2.27	557
W645024	1.78	1180
W645020	1.38	168.5
W645063	0.882	229
W645013	0.81	464
W645051	0.75	8350
W645029	0.608	1460

A Message from Auryn’s COO and Chief Geologist:

Michael Henrichsen stated, “These trenches are peripheral to our main target of exo-skarn bodies at the contact between the intrusive and Ferrobamba limestone sequence. The broad zones of oxide copper-gold mineralization encountered in the intrusive endo-skarn complex are highly encouraging as they demonstrate a bulk tonnage style of mineralized intervals.”

Mr. Henrichsen further stated, “Our technical team is very impressed with the mineral endowment in the southern half of the project and is looking forward to completing targeting work as we advance towards the drill stage.”

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information and additional cautionary language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Grabs 2018 (Sombrero, Peru):

Approximately 2kg of rock chips material per sample were collected for analysis and sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with ICP finish (Au-ICP21) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where ICP21 results were > 3 g/t Au the assay were repeated with 30g nominal weight fire assay with gravimetric finish (Au-GRA21). Where MS61 results were greater or near 10,000 ppm Cu, Zn or Pb the assay were repeated with ore grade four acid digest method (OG62). QA/QC programs for 2018 rock grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision. Grab samples were selectively taken and are not representative of the average mineralization in the area.

Trenches 2018 (Sombrero, Peru):

Analytical samples were taken from each 1 meter interval of trench floor resulting in approximately 2-3kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where MS61 results were greater or near 10,000 ppm Cu, Zn or Pb the assay were repeated with ore grade four acid digest method (OG62). QA/QC programs for 2016 trench grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Intervals were calculated using a minimum of a 0.1% Cu cut-off at beginning and end of the interval and allowing for no more than five consecutive samples (five meters) of less than 0.1% Cu with a minimum length of the resulting composite of 5m.

Copper and gold equivalent grades (CuEq and AuEq) were calculated using gold price of $1300/oz and copper price of $3.28/lb.

Disclaimer
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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